UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on LNG Regasification Terminal leasing

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Rio de Janeiro, June 21, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 10/01/2021 and 04/16/2021 informs that on 06/14/2021, a public session was held to open the commercial proposals of the bidders interested in leasing the Bahia LNG Regasification Terminal (TR-BA) and associated facilities, with the company Excelerate Energy Comercializadora de Gás Natural Ltda. (Excelerate) being present.

Excelerate presented all the necessary reports and declarations for the acceptance of the envelope containing its commercial proposal in the terms of the Call for Tender. The Bidding Commission verified that this was a proposal linked to the inclusion of a new termination condition, even though the company had signed the Unified Declaration, expressly stating acceptance of all the tender protocol’s terms. Given the opportunity to remove the additional condition, the company maintained its position.

In this sense, the proposal presented by Excelerate was disqualified during the verification stage of its effectiveness, based on items 3.2.5.5 and 5.1 of the Call for Tender.

In accordance with item 7.1 of the Call for Tender, Excelerate has 5 working days to present an administrative appeal, the deadline for which is June 28, 2021.

The leasing is aligned with the company's strategy of improving its capital allocation and building a favorable environment for new investors to enter the natural gas sector.

About the terminal

The TR-BA consists of an island type pier with all the necessary facilities for berthing and mooring a FSRU (Floating Storage and Regasification Unit) ship directly to the pier and a supply ship on the FSRU's port side. The transfer of LNG is directly between the FSRU and the supply vessel in a side by side configuration. The maximum regasification flow rate of the TR-BA is 20 million m³/d (@ 1 atm and 20°C). FSRU is not part of the TR-BA leasing process.

The pipeline integrating the terminal is 45 km long and 28 inches in diameter, connecting TR-BA to two delivery points, the Pressure Reduction Station of São Francisco do Conde and the Flow Control Station of São Sebastião do Passé.

Also included in the scope of the transaction are the equipment for generation and supply of electricity located at the Madre de Deus Waterway Terminal (TEMADRE), part of the TR-BA.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer